File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2007
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑                                        Form 40-F ☐.
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐                                        No ☑.
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                    .]

Monthly Sales Report- July 2007	3

Regulated Announcement for the month of July 2007	4 ~ 5

Signatures	6

MACRONIX INTERNATIONAL CO., LTD.
For the month of July 2007
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2007.
     Sales volume (NT$ : Thousand)

Time	Item	2007	2006	Changes	(%)
July	Invoice amount	2,018,409	1,832,790	+185,619	10.13%
July	Net Sales	2,014,927	1,818,853	+196,074	10.78%
     Funds lent to other parties (NT$ : Thousand) : None
     Endorsements and guarantees (NT$ : Thousand) :

	Limit of endorsement	July	Bal. As of period end
MXIC	15,977,394	0	1,154,670
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	1,135,226
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0
Financial derivatives transactions (NT$ : Thousand)
4-1 Trading purpose : None
4-2 Hedging purpose (for assets / liabilities denominated in foreign currencies): None

MACRONIX INTERNATIONAL CO., LTD.
For the month of July 2007
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR by MXIC for the month of July 2007.
     The trading of directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares held when elected (for Directors, Supervisors and Executive Officers)	Number of shares held as June 30,2007	Number of shares held as July 31,2007	Changes
Director	Champion Investment Co., Ltd	2,334,854	2,334,854	2,234,854	-100,000
Director	J.P. Peng	3,455,684	3,446,684	3,437,684	-9,000
Associate Vice President	Allen Dai	0	197,119	682,146	+485,027 (Stock Option)
Associate Vice President	C.H. Hung	0	222,871	177,871	-45,000
     The clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None

Title	Name	Number of the clear of pledge of common shares as of June 30,2007	Date of the clear of pledge	Accumulated number of pledged common shares
Director	Champion Investment Co., Ltd	2,334,854	2007/07/09	1,334,854
     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None
     Outstanding units and shares of ADR :

Outstanding of units on	Outstanding of shares on	Outstanding of units on	Outstanding of shares on
June 30,2007	June 30,2007	July 31,2007	July 31,2007
1,524,779.7	15,247,797	1,414,779.7	14,147,797

MACRONIX INTERNATIONAL CO., LTD.
For the month of July 2007
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of July 2007.
     The acquisition of assets : None
     The disposal of assets : None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: August 29, 2007	By:	/s/ Paul Yeh
Name: Paul Yeh
Title: Associate Vice President of Finance Center